Exhibit (a)(5)(iv)

International Paper Co. Company▲	IP Ticker▲	Q2 2011 Earnings Call Event Type▲	Jul. 28, 2011 Date▲

¢  MANAGEMENT DISCUSSION SECTION

[Unrelated Discussion]

The following is an excerpt from the transcript of International Paper Company’s earnings conference call held on July 28, 2011:

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The offer and solicitation to purchase shares of common stock, par value $1.00 per share (and the associated preferred stock purchase rights), of Temple-Inland Inc. (“Temple-Inland”) is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by International Paper Company (the “Company”) and Metal Acquisition Inc. with the SEC on July 12, 2011 (as they may be amended and supplemented from time to time). INVESTORS AND SECURITY HOLDERS OF TEMPLE-INLAND ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by the Company through the web site maintained by the SEC at http://www.sec.gov.

The tender offer expires at 5:00 p.m., Eastern time, on August 9, 2011, unless it is extended. If the tender offer is extended, the Company will issue a press release announcing the extension at or before 9:00 a.m., Eastern time, on the next business day after the date the tender offer was scheduled to expire.

In connection with the proposed transaction, the Company may file a proxy statement with the SEC. Any definitive proxy statement will be mailed to stockholders of Temple-Inland. INVESTORS AND SECURITY HOLDERS OF TEMPLE-INLAND ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by the Company through the web site maintained by the SEC at http://www.sec.gov.

International Paper Co. Company▲	IP Ticker▲	Q2 2011 Earnings Call Event Type▲	Jul. 28, 2011 Date▲

John V. Faraci, Chairman and Chief Executive Officer

Thanks. As I said, I’d like to stop here for a moment and provide all of you with an update on our offer to acquire Temple-Inland. Then as I said if we have time we’ll take a couple of questions. And I’d say first as we said from the start of this process, we’re very committed to seeing this transaction through to completion. We believe the investor logic of the combination is solid and I don’t think there’s any debate there. We haven’t heard any from anybody.

It makes a very good business at IP, our Industrial Packaging business, an excellent one and it creates a powerful cash flow engine that will continue to drive free cash flow and our ROI improvement in International Paper. It strengthens our portfolio and is consistent with the objective of our transformation plan which is focusing on solid cost to capital returns in all of our businesses throughout the cycle. Importantly, it’s meaningful accretive to IP shareholders at synergies realized and that is an acquisition requirement.

As far as the price goes, we believe we have a very strong offer on the table, which deserves serious consideration. We believe our offer is highly compelling on a present-value basis and reflects the future outlook for Temple for both container board and for building products and has reasonable split of expected synergies. At $30.60 a share in all cash, it represents almost a 20% premium on Temple’s all-time high and a 46% premium to their prior day close. And it’s also a price that’s significantly above their 52-week high.

As all of you know, we’ve attempted to engage Temple in negotiations. We told them that a negotiated process with us having an opportunity to do some limited due diligence, that would lead to the best value. We strongly prefer to negotiate this direct to the Temple, but we are prepared to let Temple shareowners decide the compelling nature of our offer.

On the regulatory side, just one update that we posted yesterday, as expected, we expected this, we received the second request from the Justice Department yesterday. We’ve been working with them for several weeks to help them understand the economic benefits of this transaction. And of course, we’ll be continuing to cooperate with the Justice Department in their process and expect to be able to address any questions they have quite promptly.

So with that, I would be happy to take a couple of questions if we have some time, on Temple, and if you have any.

Operator: [Operator Instructions] Your next question comes from the line of George Staphos with BoA-Merrill Lynch.

<Q – George Staphos>: Thanks, hi, guys. Good morning. John, I guess the question I had and I think a lot of people have is then, what are the next mile markers for you in this process? You’ve put an offer out, Temple-Inland has refused, and it seems that at this juncture to the outside observer, it’s a bit of a stalemate. Do you consider your offer depending on what facts you get back from the Justice Department? Are you waiting for perhaps additional certainty on the strength of the economy or capital markets, especially with what happens with the debt ceiling? In other words, help us understand what the next steps are in your view to the extent that you can, and what the mile markers are behind that. Thank you.

International Paper Co. Company▲	IP Ticker▲	Q2 2011 Earnings Call Event Type▲	Jul. 28, 2011 Date▲

<A – John Faraci>: Well, we – as I’ve said, we’d like the next step to be negotiations. We’ve made what we believe is a serious offer, 20% above Temple’s all-time high since they became the new Temple several years ago. After that, having discussions at the – we’ve got to continue with the process. We’re serious, we’re committed, intent on seeing it through and we had two conditions in our proposal. One was regulatory approval and the other was the withdrawal of the poison pill and our next step is to go get regulatory approval.

<Q – George Staphos>: Okay. John, do you potentially see this then taking as many as three years to complete the process?

<A- John Faraci>: I don’t want to speculate, George, about how long it’s going to take. It’s going to take a while to get regulatory approval. That’s not going to occur overnight. So I think we should take it one step at a time. We were committed to the process. We believe it’s a good transaction for both Temple shareowners and International Paper shareowners it has to be for it to work.

<Q – George Staphosx>: Agree. All right, fair enough. Thanks again.

Operator: Your next question comes from the line of Chip Dillon with Vertical Research Partners.

<Q- Chip Dillon>: Yes. Thank you. John, as you go through the process, I know with the second request which was totally expected, does Temple have to do anything? Can they be compelled by the government to provide information or is the onus completely on International Paper?

<A – John Faraci>: As I understand it, Chip, Temple will also get a request to supply some information and they will have their discussions with the Justice Department and ultimately they, as we will, will have to provide the information to Justice Department’s requests. The timeline that they’ll be on is one that they’ll work out with the Justice Department and the timeline we’ll be on is one we’ll work out with the Justice Department.

<Q – Chip Dillon>: Will either side, if you can answer this, have access to the answers of the other party?

<A – John Faraci>: Pardon me?

<Q – Chip Dillon>: Will, for example, you be able to find out what Temple says to the Justice Department, and they can find out what you say to them?

<A – John Faraci>: I believe those submissions are confidential, Chip, for both parties.

<Q – Chip Dillon>: Gotcha. Thank you.

[UNRELATED DISCUSSION]

International Paper Co. Company▲	IP Ticker▲	Q2 2011 Earnings Call Event Type▲	Jul. 28, 2011 Date▲

Operator: [Operator Instructions] Your next question comes from the line of Mark Wilde with Deutsche Bank.

<Q – Mark Wilde>: John, is it possible for you to just recap for us, kind of, the marching orders you’ve given, Carol in terms of continuing to manage her business while this is going on. I think there’s been a lot of concern about, particularly around pricing type issues. And I think with your costs going up, what a lot of people are concerned about is if costs continue to go up, would you be unwilling to try to recoup those through a pricing initiative as long as this deal is under review?

<A – John Faraci>: First of all, we don’t give marching orders to International Paper.

<Q – Mark Wilde>: Okay.

<A – John Faraci>: But we do agree on priorities and then we go out and execute, and that’s not only Carol, but all the other leaders in the company. And I’m not going to talk about pricing on this call because I can’t and I shouldn’t. We just don’t talk about pricing in a forward-looking way.

<Q – Mark Wilde>: But, John, just in terms of – is the focus in the Industrial Packaging just to manage the business kind of as you would under normal circumstances or does this deal change anything?

<A – John Faraci>: Absolutely. I mean, the focus is on International Paper everywhere from Shanghai to Memphis to Brussels and Sao Paulo is run your business. The reason we can consider something like Temple is because the cash flow we’re generating, the balance sheet we put together and the business performance we’ve put together. And I feel pretty, pretty pleased with how the organizations responded to that.

<Q – Mark Wilde>: Okay. And without asking you to kind of predict or make any call about what you would do on – what you would do on pricing, is it fair to say that if you thought the market conditions were right, you would be willing to consider a move on price in the midst of this bid or not?

<A – John Faraci>: I’m not going to comment on pricing, Mark. And I think we have talked — What’s important in any business, in any of our business, in any of our businesses around the world

International Paper Co. Company▲	IP Ticker▲	Q2 2011 Earnings Call Event Type▲	Jul. 28, 2011 Date▲

as it relates to price. Inventory has got to be in good shape. Supply and demand needs to be in balance. Operating needs need to be high and demand needs to be consistent with supply. And we’re not in a cost push business where automatically when costs go up prices go up and it looks like it works too. When costs are down automatically prices don’t follow.

<Q- Mark Wilde>: Okay, fair enough. That’s what I was looking for.

Operator: Your next question comes from the line of Mark Weintraub with Buckingham Research.

<Q – Mark Weintraub>: Thank you. I think when originally you’re talking about just as part of your review you bracketed it as it – might be a six to seven month process as a guess. Do you have an updated view on that?

<A>: No, we don’t Mark. We’re just getting the in process started with DOJ and that timefrarne is going to be-absent any meaningful discussions with Temple that timeframe is going to be one of the gates.

<Q – Mark Weintraub>: Okay, thank you.

Operator: Your next question comes from the line of Peter Ruschmeier with Barclays Capital.

<A>: And operator we’ll make this the last question.

<Q – Peter Ruschmeier>: Thanks; I guess two-part question if 1 could, two different questions if I could. First, I’m curious John how you think about whether there’s an opportunity costs related to the deal dragging on over time. And I’m really thinking about the type of response and behavior that Willamette had in reaction to the Weyerhaeuser bid over the two-year period and whether or not you view this as something that could be disruptives which potentially has a true costs to your business. So how do you think about the opportunity costs of a deal that could drag on?

<A>: Well, in terms of our business performance, Pete, I don’t see any opportunity cost. We’re focused on running International Paper as it is all across the company, as I said, from Memphis to Shanghai to Sao Paolo, the Bratsk in Russia.

In terms of timeframe, I think there’s an opportunity cost to Temple shareowners. That we’ve made a serious offer that’s 20% above their all-time high and we think the right thing to do is to sit down with Temple and have a serious discussion.

The world moves on and we’re committed, we’re serious, we’re patient, we’re disciplined. If things changed and at some point in time and we think the right thing for International Paper is to do something else, we’ll make that call. But we’re serious and we’re committed to this and we’ll be disciplined.

<Q – Peter Ruschmeier>: Okay. And John, as we all try to figure out the next steps here and what appears at the moment to be a standoff, one point that I’m not clear on is is it even possible for Temple to have a confidential conversation with you at this point? Or doesn’t the half of major of the deal at this point preempt that from happening?

<A – John Faraci>: Well, now that we’ve launched a lender offer, there are some things we have to comply with and 1 could tell you just leave it right there. We’ve got plenty of advisors. At least International Paper does, I presume Temple does. And there’s always a way to have a discussion if we choose to have one but I’m not going to get in to what we have to do under any circumstance.

<Q – Peter Ruschmeier>: Okay. And maybe just lastly, on the tender itself with the date coming up, shares of Temple trading roughly act to bid. Can you remind us on the flexibility you have with

International Paper Co. Company▲	IP Ticker▲	Q2 2011 Earnings Call Event Type▲	Jul. 28, 2011 Date▲

that tender? I guess you’ll cross the bridge when you get to it. But can you extend that tender offer in an effort to try to facilitate a higher participation rate?

<A – John Faraci>: Sure. We can extend it in a number of times and we launched the tender process because of we weren’t having meaningful discussions. We’re serious and we wanted to get kind of the train rolling. So that’s where we are but we can extend the tender offer and expect that we will do that.

<Q – Peter Ruschmeier>: Very good. Thanks very much.

John V. Faraci, Chairman and Chief Executive Officer

Okay. Operator, I think that wraps it up. So thank you very much for tuning in. We’re pretty pleased with the quarter and we look forward to talking to you on the next quarter.

Operator: This concludes today’s conference call. You may now disconnect.